As filed with the Securities and Exchange Commission on September 9, 2002
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                (Amendment No. 1)
                                 (RULE 14D-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ----------------------

                        PENN TREATY AMERICAN CORPORATION
                            (Name of Subject Company)

                        PENN TREATY AMERICAN CORPORATION
                                    (Issuer)

                  61/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                   707 874 AC7
                                   707 874 AA1
                                   707 874 AB9
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 William W. Hunt
                      President and Chief Operating Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
                  (Name, address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of Filing
                                     Person)
                            -------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                            -------------------------

                            Calculation Of Filing Fee
       -------------------------------------------------------------------

              Transaction Valuation*      Amount Of Filing Fee**

                     $74,750,000                $6,877***
     ----------------------------------------------------------------------

* Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes") of Penn Treaty American Corporation ("Penn Treaty") for 6 1/4% Convertible Notes due 2008 (the "Exchange Notes") issued by Penn Treaty. Penn Treaty intends to issue up to $74,750,000 aggregate principal amount of Exchange Notes in exchange for the entire outstanding aggregate principal amount of the Subordinated Notes. Based on the August 26, 2002 value of the outstanding Subordinated Notes, the transaction value is equal to $74,750,000.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

***  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         AMOUNT PREVIOUSLY PAID:             Not applicable.
         FILING PARTY:                       Not applicable.
         FORM OR REGISTRATION NO.:           Not applicable.
         DATE FILED:                         Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] Third-party tender offer subject to Rule 14d-1.

         [x]  Issuer tender offer subject to Rule 13e-4.

         [ ] Going-private transaction subject to Rule 13e-3.

         [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


                             Introductory Statement

     This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed by Penn Treaty American Corporation ("Penn Treaty") with the Securities and Exchange Commission on August 28, 2002, in connection with its offer to exchange up to $74,750,000 aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 of Penn Treaty, or such lesser principal amount as is properly tendered and not withdrawn, for 6 1/4% Convertible Subordinated Notes due 2008 upon the terms and subject to the conditions set forth in the Offering Circular, dated August 28, 2002, and in the related Letter of Transmittal, copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.

Item 12.    Exhibits

Item 12 of this Statement is hereby amended to add a reference to Exhibit 99.(a)(10), which is attached as an exhibit hereto.

EXHIBIT NUMBER                DESCRIPTION
99.(a)(10)                    Press Release dated September 9, 2002.*


-----------------------------
*        Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

                                                PENN TREATY AMERICAN CORPORATION


Dated:  September 9, 2002                       By: /s/ William W. Hunt
                                                    ---------------------------
                                                        William W. Hunt
                                                        President and
                                                        Chief Operating Officer

EXHIBITS

EXHIBIT NUMBER                DESCRIPTION
99.(a)(10)                    Press Release dated September 9, 2002.*


-----------------------------
*        Filed herewith.

                                                      EXHIBIT 99.(A)(10)

         PENN TREATY AMERICAN CORPORATION INITIATES DEBT EXCHANGE OFFER

Allentown, PA, September 9, 2002 - Penn Treaty American Corporation (NYSE - PTA) today announced that on August 28, 2002 it commenced an offer to exchange its outstanding $74,750,000 convertible notes due 2003 (the "Subordinated Notes") for a like amount of mandatory convertible notes due 2008 ("the Exchange Notes"). In connection with the exchange offer, the Company has filed the required documents with the Securities and Exchange Commission.

The Exchange Notes provide several significant benefits to current holders of the Subordinated Notes, including:

o    A maturity date extended until 2008, with two years of call protection;
o Seniority to any Subordinated Notes that remain outstanding after the exchange is completed;
o The Exchange Notes are convertible into shares of the Company's stock at a price of $5.31 per share, compared to a conversion price of $28.44 per share for the Subordinated Notes.

The following table compares the primary terms of the existing Subordinated Notes and the Exchange Notes that will be issued and outstanding following completion of the exchange offer.

                                          The Subordinated Notes                      The Exchange Notes

Issue..............................6 1/4% convertible Subordinated Notes      6 1/4% convertible Subordinated Notes

Issuer.............................Penn Treaty American Corporation        Penn Treaty American Corporation

Security...........................Unsecured                               Unsecured

Issue Date.........................November 26, 1996                       Upon completion of the exchange offer

Conversion.........................Convertible until maturity at a rate    Convertible until maturity at a rate of
                                   of 35.1617 shares of common stock       188.3239 shares of common stock per
                                   per $1,000 principal amount, subject    $1,000 principal amount, subject to
                                   to adjustment                           adjustment

Principal Outstanding Amount.......$74,750,000                             $74,750,000

Coupon.............................6 1/4%                                     6 1/4%

Maturity...........................December 1, 2003                        October 15, 2008

Interest Payments..................In cash, semi-annually on each June     In cash, semi-annually, on each October
                                   1 and December 1                        15 and April 15

Mandatory Conversion...............None                                    If the average closing price of the
                                                                           Company's common stock for any 15
                                                                           consecutive trading days beginning on
                                                                           or after October 15, 2004 is at least
                                                                           10% greater than the conversion price
                                                                           ($5.84) of the Exchange Notes and the
                                                                           Company has sufficient shares of common
                                                                           stock available for issuance, then
                                                                           holders of the Exchange Notes are
                                                                           required to convert their Exchange
                                                                           Notes into common stock at a conversion
                                                                           price of $5.31.


Optional Redemption................Redeemable on or after December 1,      Redeemable on or after October 15, 2004
                                   2001 at price equal to the 101.04%      at a price equal to the principal
                                   of the principal amount plus accrued    amount plus accrued and unpaid interest
                                   and unpaid interest thereon and on      thereon
                                   or after December 1, 2002 at a price
                                   equal to principal amount plus
                                   accrued and unpaid interest thereon

Ranking; Subordination.............The Subordinated Notes rank junior      The Exchange Notes rank senior to the
                                   to the Exchange Notes and all other     Subordinated Notes and junior to all
                                   Senior Indebtedness, as defined in      Senior Indebtedness, as defined in the
                                   the Subordinated Note indenture         Exchange Note indenture

Covenants..........................The Company is not restricted from      The Company is not restricted from
                                   incurring additional indebtedness       incurring additional indebtedness
                                   senior to the indebtedness evidenced    senior to the indebtedness evidenced by
                                   by the Subordinated Notes               the Exchange Notes

Judgment Defaults..................Final judgments or decrees entered      Final judgments or decrees entered into
                                   into by a court of competent            by a court of competent jurisdiction
                                   jurisdiction against us, which have     against us, which have not been
                                   not been vacated, discharged,           vacated, discharged, satisfied or
                                   satisfied or stayed pending appeal      stayed pending appeal within 60 days of
                                   within 60 days of entry, involving      entry,  involving liabilities of $25
                                   liabilities of $10 million or more      million or more after deducting the
                                   after deducting the portion of such     portion of such liabilities accepted by
                                   liabilities accepted by an insurance    an insurance company
                                   company


The Company, through its wholly owned direct and indirect subsidiaries, Penn Treaty Network America Insurance Company, American Network Insurance Company, American Independent Network Insurance Company of New York, Penn Treaty (Bermuda), Ltd., United Insurance Group Agency, Inc., Network Insurance Senior Health Division and Senior Financial Consultants Company, is primarily engaged in the underwriting, marketing and sale of individual and group accident and health insurance products, principally covering long-term nursing home and home health care.

Certain statements made by the Company - in this press release - may be considered forward-looking. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results of the Company's operations will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, among others, the current Subordinated Note holders choosing not to exchange their Subordinated Notes, the Company's ability to comply with the Corrective Action Plan, the Florida Consent Order, the orders or directives of other states in which the Company does business or any special provisions imposed by states in connection with the resumption of writing business, the Company's ability to eventually commute its reinsurance agreement and to recapture its reinsured policies and accumulated experience account balance, whether its Corrective Action Plan will be accepted and approved by all states, the Company's ability to meet its future risk-based capital goals, the adverse financial impact of suspending new business sales, the Company's ability to raise adequate capital to meet the requirements of anticipated growth and the cost associated with recommencing new business sales, liquidity needs and debt obligations, the adequacy of the Company's loss reserves and the recoverability of its unamortized deferred policy acquisition cost asset, the Company's ability to sell insurance products in certain states, the Company's ability to resume generating new business in all states, the Company's ability to comply with government regulations and the requirements which may be imposed by state regulators as a result of the Company's capital and surplus levels, the ability of senior citizens to purchase the Company's products in light of the increasing costs of health care, the ability of the Company to retain its current policyholder base, the ability of the Company to defend itself against adverse litigation, and the Company's ability to recapture, expand and retain its network of productive independent agents, especially in light of the suspension of new business. For additional information, please refer to the Company's reports filed with the Securities and Exchange Commission.